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09058610

SEC ... MMISSION
Washington, D.C.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Charles Schwab & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Kearny Street
(No. and Street)

San Francisco (City) — California (State) — 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Huggins — (415) 636-3191 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) — San Francisco (City) — California (State) — 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Walter W. Bettinger II and Joseph R. Martinetto, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Charles Schwab & Co., Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2008 are true and correct. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client, except as follows:

Security accounts of principal officers and directors that are classified as client accounts (Debits $7 million, Credits $99 million)

State of California
County of San Francisco

Signature

President and Chief Executive Officer
Title

Subscribed and sworn (or affirmed) before me on this 24th day of February, 2009, by Walter W. Bettinger II & Joseph R. Martinetto proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Executive Vice President and Chief Financial Officer
Title

(Seal) MIKI T. GRANDIN
COMM. #1827064
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Dec. 16, 2012

Signature Miki T. Grandin

Charles Schwab & Co., Inc.
(SEC. I.D. NO. 8-16514)

Consolidated Statement of Financial Condition as of December 31, 2008 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act Of 1934)

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Charles Schwab & Co., Inc.

We have audited the accompanying consolidated statement of financial condition of Charles Schwab & Co., Inc. and subsidiaries (the Company) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Charles Schwab & Co., Inc. and subsidiaries at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2009

CHARLES SCHWAB & CO., INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008 (In millions, except share and per share amounts)

Assets	
Cash and cash equivalents	$ 733
Cash and investments segregated and on deposit for regulatory purposes (including resale agreements of $6,701)	14,685
Receivables from brokers, dealers, and clearing organizations	707
Receivables from brokerage clients — net	7,144
Securities owned — at fair value	518
Equipment, office facilities, and property — net	579
Goodwill	416
Other assets	357
Total assets	$ 25,139
Liabilities and Stockholder's Equity	
Payables to brokers, dealers, and clearing organizations	$ 1,050
Payables to brokerage clients	20,166
Accrued expenses and other liabilities	1,163
Payables to affiliates	196
Long-term debt	116
Total liabilities	22,691
Subordinated borrowings due to The Charles Schwab Corporation	220
Stockholder's equity:	
Preferred stock — 3,000,000 shares authorized; $.10 par value per share; none issued	-
Common stock 7,000,000 shares authorized; $.10 par value per share; 2,823,000 shares issued and outstanding	-
Additional paid-in capital	1,065
Retained earnings	1,163
Total stockholder's equity	2,228
Total liabilities, subordinated borrowings, and stockholder's equity	$ 25,139

See Notes to Consolidated Statement of Financial Condition.

1. Organization and Nature of Business

Organization — Charles Schwab & Co., Inc. (Schwab) is a wholly-owned subsidiary of Schwab Holdings, Inc., a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The accompanying consolidated statement of financial condition includes Schwab and its wholly-owned subsidiaries (collectively referred to as the Company). Schwab is a securities broker-dealer with 306 domestic branch offices in 45 states, as well as a branch in each of the Commonwealth of Puerto Rico and London, U.K. In addition, Schwab serves clients in Hong Kong through one of CSC's subsidiaries.

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC), the fifty states, and the District of Columbia and Puerto Rico. Schwab is registered as an investment advisor with the SEC. The primary regulators of Schwab are Financial Industry Regulatory Authority, Inc. and for municipal securities, the Municipal Securities Rulemaking Board. Additionally, Schwab is regulated by Commodities Futures Trading Commission (CFTC) with respect to the futures and commodities trading activities it conducts as an introducing broker. The CFTC has designated the National Futures Association as Schwab's primary regulator for its futures and commodities trading activities. Schwab is a member of the Nasdaq Stock Market and the Chicago Board Options Exchange and is consequently subject to their rules and regulations.

2. Summary of Significant Accounting Policies

Basis of presentation — The consolidated statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S. (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying consolidated statement of financial condition. Certain estimates include the valuation of goodwill, the allowance for doubtful accounts, and legal reserves. Actual results could differ from those estimates. All material intercompany balances and transactions have been eliminated.

Securities transactions — Clients' securities transactions are recorded on the date that they settle. Principal transactions are recorded on a trade date basis.

Cash and cash equivalents — The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under agreements to resell (resale agreements), which are collateralized by U.S. Government and agency securities. Resale agreements are collateralized investing transactions that are recorded at their contractual amounts plus accrued interest. Schwab obtains control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. Collateral is valued daily by Schwab, with additional collateral obtained when necessary. Cash and investments segregated also include certificates of deposit and U.S. Treasury securities, as well as corporate debt securities and commercial paper guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program. Certificates of deposit, U.S. Treasury securities, corporate debt securities, and commercial paper are recorded at fair value.

Receivables from brokerage clients include margin loans to clients and are stated net of allowance for doubtful accounts. Cash receivables from brokerage clients that remain unsecured or partially secured for more than 30 days are fully reserved.

Securities owned include Schwab Funds® money market funds, fixed income securities, equity and other securities, and equity and bond mutual funds recorded at fair value based on quoted market prices.

Securities borrowed and securities loaned — Securities borrowed require Schwab to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers and clearing organizations. For securities loaned, Schwab receives collateral in the form of cash in an amount equal to the market value of securities loaned. Securities loaned are included in payables to brokers, dealers and clearing organizations. Schwab monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded when necessary.

Equipment, office facilities, and property — Equipment and office facilities are depreciated on a straight-line basis over the estimated useful life of the asset of three to ten years. Buildings are depreciated on a straight-line basis over forty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal-use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment, office facilities, and property are stated at cost net of accumulated depreciation and amortization of $1.4 billion at December 31, 2008, except for land, which is stated at cost. Equipment, office facilities, and property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is tested for impairment annually and whenever indications of impairment exist. In testing for a potential impairment of goodwill, management estimates the fair value of the Company and compares it to its carrying value. If the estimated fair value of the Company is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected April 1st as its annual impairment testing date.

Income taxes — The Company is included in the consolidated federal income tax return of CSC. It provides for income taxes on all transactions that have been recognized in the consolidated financial statements in accordance with Statement of Financial Accounting Standards No. 109 – Accounting for Income Taxes (SFAS No. 109) on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. The Company records uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes.

Long-term incentive compensation — Eligible officers received long-term incentive plan units under a long-term incentive plan (LTIP). These awards are restricted from transfer or sale and vest annually over a three- to four-year performance period. Each award provides for a one-time cash payment for an amount that varies based upon CSC's cumulative earnings per share (EPS) over the respective performance period of each grant. Schwab accrues the estimated total cost for each grant on a straight-line basis over each LTIP's vesting period with periodic cumulative adjustments to expense as estimates of the total grant cost are revised. The last performance period on existing grants under this incentive plan ended on December 31, 2008.

(Tabular amounts in millions, except option price amounts)

New Accounting Standards

SFAS No. 157 – Fair Value Measurements was effective beginning January 1, 2008. This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The adoption of SFAS No. 157 did not have a material impact on the Company's financial position, but expanded the disclosures in the Company's consolidated financial statements. See note "11 – Fair Value of Assets and Liabilities," for disclosures pursuant to SFAS No. 157.

SFAS No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities was effective beginning January 1, 2008. This statement permits entities to elect to measure eligible financial instruments, commitments, and certain other arrangements at fair value at specified election dates with changes in fair value recognized in earnings at each subsequent reporting period. The Company made no such election on January 1, 2008, or during 2008. The adoption of SFAS No. 159 did not have any impact on the Company's financial position.

SFAS No. 141R – Business Combinations was issued in December 2007. This statement generally requires an acquirer to recognize the assets acquired, the liabilities assumed, contingent purchase consideration, and any noncontrolling interest in the acquiree, at fair value on the date of acquisition. SFAS No. 141R also requires an acquirer to expense most transaction and restructuring costs as incurred, and not include such items in the cost of the acquired entity. The adoption of SFAS No. 141R will not have an impact on the Company's financial position, as SFAS No. 141R applies prospectively for all business acquisitions with an acquisition date on or after January 1, 2009. Early adoption is prohibited.

SFAS No. 160 – Noncontrolling Interests in Consolidated Financial Statements, was issued in December 2007 and is effective beginning January 1, 2009. This statement amends Accounting Research Bulletin No. 51 – Consolidated Financial Statements by establishing financial statement presentation and disclosure requirements for reporting noncontrolling ownership interests. SFAS No. 160 also establishes consistent accounting methods for changes in ownership interest and for the valuation of retained noncontrolling investments upon deconsolidation. The adoption of SFAS No. 160 is not expected to have a material impact on the Company's financial position.

3. Receivables from Brokerage Clients

Receivables from brokerage clients are stated net of allowance for doubtful accounts of $4 million at December 31, 2008. Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $6.2 billion at December 31, 2008. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the consolidated financial statements.

4. Securities Owned

A summary of securities owned at December 31, 2008 is as follows:

Schwab Funds® money market funds	$ 440
Fixed income, equity, and other securities	50
Equity and bond mutual funds	28
Total securities owned [1]	$ 518

[1] Amounts include securities pledged of $7 million in 2008.

(Tabular amounts in millions, except option price amounts)

Schwab's positions in Schwab Funds® money market funds arise from certain overnight funding of clients' redemption, check-writing, and debit card activities. Fixed income, equity, and other securities include fixed income securities held to meet clients' trading activities. Equity and bond mutual funds include inventory maintained to facilitate certain Schwab Funds and third-party mutual fund clients' transactions.

Securities sold, but not yet purchased, of $2 million at December 31, 2008 consisted primarily of mutual fund shares that are distributed to clients to satisfy their dividend reinvestment requests. These securities are recorded at market value in accrued expenses and other liabilities.

5. Other Assets

The components of other assets at December 31, 2008 are as follows:

Deferred tax asset – net	$ 104
Accounts receivable [(1)]	96
Prepaid expenses	56
Receivables from affiliates	49
Income taxes receivable	20
Other	32
Total other assets	$ 357

(1) Accounts receivable include accrued service fee income.

6. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers, and clearing organizations consist primarily of securities loaned of $883 million at December 31, 2008. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned.

7. Payables to Brokerage Clients

The principal source of funding for Schwab's margin lending is cash balances in brokerage client accounts, which are included in payables to brokerage clients. Cash balances in interest-bearing brokerage client accounts were $15.8 billion at December 31, 2008.

8. Borrowings

Schwab maintains a $1.5 billion credit facility with CSC, which is scheduled to expire in 2011. Borrowings under this facility do not qualify as regulatory capital for Schwab. At December 31, 2008, $153 million was outstanding under this facility, which was subsequently repaid on January 2, 2009. These borrowings are included in payables to affiliates.

A Schwab subsidiary has a finance lease obligation related to an office building and land under a 20-year lease. At December 31, 2008, the carrying value of the office building and land is $164 million. The remaining finance lease obligation of $116 million, at December 31, 2008, is being reduced by a portion of the lease payments over the

(Tabular amounts in millions, except option price amounts)

remaining lease term of approximately 16 years. Schwab has not directly or indirectly guaranteed, endorsed or assumed the obligations or liabilities of the above mentioned Schwab subsidiary. Accordingly, Schwab does not consolidate the assets and liabilities of the subsidiary into its net capital computation.

To manage its regulatory capital requirement, Schwab maintains a $1.4 billion subordinated revolving credit facility with CSC. The facility is available for general corporate purposes, provides for interest at a variable rate based on 3-month LIBOR, and is scheduled to expire in March 2010. At December 31, 2008, there were $220 million of subordinated borrowings outstanding under this facility bearing interest at a variable rate of 1.43%.

To manage short-term liquidity, Schwab maintains uncommitted, unsecured bank credit lines with a group of six banks totaling $1.1 billion at December 31, 2008. CSC has access to $1.0 billion of these credit lines. The amount available to CSC under these lines is lower than the amount available to Schwab because the credit line provided by one of these banks is only available to Schwab. There were no borrowings outstanding under these lines at December 31, 2008.

To satisfy the margin requirement of client option transactions with the Options Clearing Corporation (OCC), Schwab has unsecured standby letter of credit (LOCs) agreements with seven banks in favor of the OCC aggregating $550 million at December 31, 2008. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2008, the aggregate face amount of these LOCs totaled $100 million. No funds were drawn under any of these LOCs at December 31, 2008.

Subordinated borrowings are included in Schwab's net capital pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Such borrowings are subordinated to the claims of general creditors and to the extent that these borrowings are required for Schwab's continued compliance with minimum net capital requirements, they may not be repaid (see note "16 – Regulatory Requirements").

9. Commitments and Contingent Liabilities

Operating leases and other commitments — Schwab has noncancelable operating leases for office space and equipment. In addition, Schwab leases a data center facility from an affiliate under a five-year lease agreement. The aggregate future minimum rental commitment under the lease is $24 million at December 31, 2008. The agreement includes three additional five-year extension options which may be exercised at prevailing market rates.

(Tabular amounts in millions, except option price amounts)

Future minimum rental commitments under these leases at December 31, 2008, including the commitment on the lease agreement with an affiliate, net of committed subleases, are as follows:

	Operating Leases [1]	Subleases [1]	Net
2009	$ 140	$ (19)	$ 121
2010	130	(14)	116
2011	107	(7)	100
2012	64	(2)	62
2013	43	-	43
Thereafter	120	-	120
Total	$ 604	$ (42)	$ 562

(1) Amounts include facilities under CSC's past restructuring initiatives. For further discussion, see note "17 – Restructuring Reserve."

Certain leases contain provisions for renewal options, purchase options, and rent escalations based on increases in certain costs incurred by the lessor.

CSC has entered into various credit agreements with banks with terms that require Schwab to maintain specified minimum levels of net capital, as defined in the agreements.

Guarantees — Schwab has clients that sell (i.e., write) listed option contracts that are cleared by various clearing houses. The clearing houses establish margin requirements on these transactions. Schwab satisfies the margin requirements by arranging LOCs, in favor of the clearing houses, which are issued by multiple banks. At December 31, 2008, the aggregate face amount of these LOCs totaled $550 million. In connection with its securities lending activities, Schwab is required to provide collateral to certain brokerage clients. Schwab satisfies the collateral requirements by arranging LOCs, in favor of these brokerage clients, which are issued by multiple banks. At December 31, 2008, the aggregate face amount of these LOCs totaled $100 million. No funds were drawn under any of these LOCs at December 31, 2008.

Schwab also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing houses and exchanges, other members would be required to meet shortfalls. Schwab's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for Schwab to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

Legal contingencies — The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions, and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. In addition, the Company is responding to certain litigation claims brought against former subsidiaries pursuant to indemnities it has provided to purchasers of those entities. Certain of these matters are described below.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and the damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions, or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Predicting the outcome of a matter is inherently difficult, particularly where claims are brought

(Tabular amounts in millions, except option price amounts)

on behalf of various classes of claimants, claimants seek substantial or unspecified damages, or when investigations or legal proceedings are at an early stage. In many cases, including those matters described below, it is not possible to determine whether a loss will be incurred or to estimate the range of that loss until the matter is close to resolution. However, based on current information and consultation with counsel, management believes that the resolution of matters currently pending will not have a material adverse impact on the financial condition of the Company.

YieldPlus Fund Litigation: CSC is the subject of nine purported class action lawsuits filed between March and May 2008 on behalf of investors in the Schwab YieldPlus Fund® alleging violations of state law and federal securities law in connection with the fund's investment policy, disclosures and fund marketing. Defendants named in one or more of the lawsuits include the CSC, Schwab, Charles Schwab Investment Management, an affiliate of Schwab and the fund itself, Schwab Investments (registrant and issuer of the fund's shares), Charles R. Schwab, Randall W. Merk (current president of the fund), and current and former trustees and officers of the fund and/or Schwab. Claimants seek unspecified compensatory and rescission damages, unspecified equitable and injunctive relief, and costs and attorneys fees. On July 3, 2008, the U.S. District Court for the Northern District of California consolidated all nine lawsuits into a single action for purposes of pre-trial proceedings and appointed a group of fund investors as lead plaintiff. On October 2, 2008, plaintiffs filed a consolidated amended complaint which seeks certification of two separate classes of plaintiffs for the federal and state law claims. On February 4, 2009, the court denied defendants' motion to dismiss plaintiffs' federal law and certain state law claims, dismissed certain state law claims without prejudice, and lifted a stay on discovery.

Total Bond Market Fund Litigation: On August 28, 2008, a class action lawsuit was filed in the U.S. District Court for the Northern District of California on behalf of investors in the Schwab Total Bond Market Fund™. The lawsuit, which alleges violations of state law and federal securities law in connection with the fund's investment policy, names the fund, Schwab Investments (registrant and issuer of the fund's shares), Schwab, and Charles Schwab Investment Management as defendants. Claimants seek unspecified compensatory and rescission damages, unspecified equitable and injunctive relief, and costs and attorneys fees. On February 19, 2009, the court denied defendants' motion to dismiss plaintiff's federal law claim, and dismissed certain state law claims with leave to amend.

10. Financial Instruments Subject to Off-Balance-Sheet Risk, Credit Risk, or Market Risk

Securities lending — Client securities may be loaned temporarily to other brokers in connection with Schwab's securities lending activities. Schwab receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, Schwab may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. Schwab mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned, and by requiring additional cash as collateral when necessary. The market value of Schwab's client securities pledged in securities lending transactions to other broker-dealers was $760 million at December 31, 2008. Additionally, Schwab borrows securities from other broker-dealers to fulfill short sales of its clients. The market value of these borrowed securities was $259 million at December 31, 2008.

Client trade settlement — Schwab is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to Schwab. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, Schwab may incur losses. Schwab has established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential for Schwab to make payments under these client transactions is remote. Accordingly, no liability has been recognized for these transactions.

(Tabular amounts in millions, except option price amounts)

Margin lending — Schwab provides margin loans to its clients which are collateralized by securities in their brokerage accounts. Schwab may be liable for the margin requirement of its client margin securities transactions. As clients write options or sell securities short, Schwab may incur losses if the clients do not fulfill their obligations and the collateral in client accounts is not sufficient to fully cover losses which clients may incur from these strategies. To mitigate this risk, Schwab monitors required margin levels and clients are required to deposit additional collateral, or reduce positions, when necessary. Clients with margin loans have agreed to allow Schwab to pledge collateralized securities in their brokerage accounts in accordance with federal regulations. Schwab was allowed, under such regulations, to pledge securities with a market value of $9.2 billion at December 31, 2008. The market value of Schwab's client securities pledged to fulfill the short sales of its clients was $591 million at December 31, 2008. The market value of Schwab's client securities pledged to fulfill Schwab's proprietary short sales was $42 million at December 31, 2008. Schwab has also pledged a portion of its securities owned in order to fulfill the short sales of clients and in connection with securities lending transactions to other broker-dealers. The market value of these pledged securities was $7 million at December 31, 2008. Schwab may also pledge client securities to fulfill client margin requirements for open option contracts established with the OCC. The market value of these pledged securities to the OCC was $774 million at December 31, 2008.

Financial instruments held for trading purposes — Schwab maintains inventories in securities on a long and short basis relating to its fixed income operations. Schwab could incur losses or gains as a result of changes in the fair value of these securities. To mitigate the risk of losses, long and short positions are marked to market and are monitored by management to assure compliance with limits established by Schwab.

Resale and repurchase agreements — Schwab enters into collateralized resale agreements principally with other broker-dealers, which could result in losses in the event the counterparty to the transaction does not purchase the securities held as collateral for the cash advanced and the market value of these securities declines. To mitigate this risk, Schwab requires that the counterparty deliver securities to a custodian, to be held as collateral, with a market value in excess of the resale price. Schwab also sets standards for the credit quality of the counterparty, monitors the market value of the underlying securities as compared to the related receivable, including accrued interest, and requires additional collateral where deemed appropriate. At December 31, 2008, the market value of collateral received in connection with resale agreements that are available to be repledged or sold was $6.8 billion. Schwab utilizes the collateral provided under repurchase agreements to meet obligations under broker-dealer client protection rules, which place limitations on the firm's ability to access such segregated securities. For Schwab to repledge or sell this collateral, it would be required to deposit into its segregated reserve bank accounts cash and/or securities of an equal amount in order to meet its segregated cash and investment requirement.

Concentration risk — Schwab is subject to concentration risk when holding large positions in financial instruments collateralized by assets with similar economic characteristics or in securities of a single issuer or industry.

Schwab's investment in corporate debt securities and commercial paper totaled $1.8 billion at December 31, 2008. These corporate debt securities and commercial paper are issued by financial institutions and guaranteed under the FDIC Temporary Liquidity Guarantee Program. These corporate debt securities and commercial paper are included in cash and investments segregated and on deposit for regulatory purposes.

Schwab is subject to indirect exposure to U.S. government and agency securities held as collateral to secure its resale agreements. Schwab's primary credit exposure on these resale transactions is with its counterparty. Schwab would have exposure to the U.S. government and agency securities, only in the event of the counterparty's default on the resale agreements. U.S. government and agency securities held as collateral for resale agreements at December 31, 2008 totaled $6.8 billion.

11. Fair Value of Assets and Liabilities

SFAS No. 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also establishes a hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded money market funds, mutual funds, and equity securities.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. This category includes corporate debt securities, certificates of deposit, commercial paper, U.S. agency and municipal debt securities, and U.S. Treasury securities.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. The Company does not have any financial assets or liabilities utilizing Level 3 inputs as of December 31, 2008.

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain investments segregated and on deposit for regulatory purposes and securities owned. The Company uses prices obtained from an independent third-party pricing service to measure the fair value of certain investment securities. The Company validates prices received from the pricing service using various methods including comparison to quoted market prices, where available. The Company does not adjust the prices received from the independent third-party pricing service unless such prices are inconsistent with SFAS No. 157 and result in a material difference in the recorded amounts. At December 31, 2008, the Company did not adjust prices received from the independent third-party pricing service. To measure the fair value of certificates of deposits and treasury securities included in investments segregated and on deposit for regulatory purposes, the Company uses discounted cash flow models that utilize market-based inputs including observable market interest rates that correspond to the remaining maturities or next interest reset dates. Liabilities recorded at fair value are not material.

(Tabular amounts in millions, except option price amounts)

The following table presents the Company's fair value hierarchy as of December 31, 2008 for assets and liabilities measured at fair value:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Investments segregated and on deposit for regulatory purposes	$ -	$ 6,829	$ -	$ 6,829
Securities owned	470	48	-	518
Total assets at fair value	$ 470	$ 6,877	$ -	$ 7,347
Liabilities				
Securities sold, not yet purchased [(1)]	$ 2	$ -	$ -	$ 2

(1) Securities sold, not yet purchased are included in accrued expenses and other liabilities.

Fair Value of Assets and Liabilities Not Recorded at Fair Value

Descriptions of the valuation methodologies used to estimate the fair value of assets and liabilities not recorded at fair value, are as follows:

Cash and cash equivalents, receivables, payables, and accrued expenses and other liabilities include cash and highly liquid investments, receivables and payables from/ to brokers, dealers and clearing organizations, receivables and payables from/ to brokerage clients, drafts, accounts, taxes, interest, and compensation payable. Assets and liabilities in these categories are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Cash and investments segregated and on deposit for regulatory purposes include securities purchased under resale agreements. Securities purchased under resale agreements are recorded at par value plus accrued interest. Securities purchased under resale agreements are short-term in nature and are backed by collateral that both exceeds the carrying value of the resale agreement and is highly liquid in nature. Accordingly, the carrying value approximates fair value.

Long-term debt includes a finance lease obligation of a subsidiary. Carrying value approximates fair value.

12. Related-Party Transactions

Certain related-party transactions between Schwab, CSC and its affiliates are described below.

Receivables from affiliates were $49 million at December 31, 2008 and are included in other assets. Payables to affiliates were $196 million at December 31, 2008. Included in payables to affiliates are Schwab's borrowings of $153 million under a credit facility with CSC, as described in note "8 – Borrowings." Payables to affiliates are payable on demand and certain payables to affiliates bear interest at variable rates (1.0% at December 31, 2008).

Schwab provides administrative services for Charles Schwab Investment Management, Inc., a subsidiary of CSC, and other affiliates.

(Tabular amounts in millions, except option price amounts)

Schwab pays management fees to an affiliate for recordkeeping and administrative services provided with respect to Schwab's retirement plan services business. Clients of another affiliate transact certain brokerage business with Schwab, and Schwab pays this affiliate a percentage of the commission and fee revenues generated from such business.

Schwab sweeps excess cash held in certain brokerage client accounts into a money market deposit account of its affiliate, Charles Schwab Bank (Schwab Bank). At December 31, 2008, these sweep deposit balances totaled $18.4 billion.

Schwab provides technology, support, and other services to Schwab Bank and other affiliates.

CSC has assumed Schwab's responsibilities and obligations under a real estate lease for property principally used by CSC, in which Schwab is the lessee.

13. Stock Incentive Plans - Consolidated CSC Information

Employees, officers, and directors of Schwab participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2008, CSC was authorized to grant up to 32 million common shares under its existing stock incentive plans.

As of December 31, 2008, there was $143 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock option and restricted stock awards, which is expected to be recognized through 2013 with a remaining weighted-average period of 3.1 years.

Stock Option Plans

CSC's stock incentive plans provide for granting options to employees, officers, and directors. Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to four-year period from the date of grant. Certain options are granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

(Tabular amounts in millions, except option price amounts)

CSC's stock option activity is summarized below:

	Number of Options	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2007	63	$ 17.30		
Granted	8	$ 19.92		
Exercised	(12)	$ 11.10		
Forfeited	(1)	$ 21.04		
Expired	(2)	$ 26.25		
Outstanding at December 31, 2008	56	$ 18.48	4.13	$ 90
Vested and expected to vest at December 31, 2008	53	$ 18.35	3.94	$ 90
Vested and exercisable at December 31, 2008	40	$ 17.53	2.80	$ 90

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on stock options granted and exercised during the year is presented below:

Weighted-average fair value of options granted per share	$ 7.94
Cash received from options exercised	$ 131
Aggregate intrinsic value of options exercised	$ 127

Management uses a binomial option pricing model to estimate the fair value of options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term equal to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model presented below. The assumptions used in 2008 to value CSC's options and their expected life were as follows:

Weighted-average expected dividend yield	.51%
Weighted-average expected volatility	44%
Weighted-average risk-free interest rate	3.9%
Expected life (in years)	2.7 – 5.0

Restricted Stock Plans

CSC's stock incentive plans provide for granting restricted stock awards to employees, officers, and directors. Restricted stock awards are restricted from transfer or sale and generally vest annually over a three- to four-year period, but some vest based upon CSC achieving certain financial or other measures. The fair value of restricted stock awards is based on the market price of CSC's stock on the date of grant and is generally amortized to restricted stock expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock awards that vested during 2008 was $41 million.

(Tabular amounts in millions, except option price amounts)

CSC's restricted stock awards activity is summarized below:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Outstanding at December 31, 2007	5	$ 18.29
Granted	2	$ 19.66
Vested	(2)	$ 16.44
Forfeited	-	$ -
Outstanding at December 31, 2008	5	$ 19.64

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan (ESPP), eligible employees can purchase shares of CSC's common stock using amounts withheld through payroll deductions subject to limitations. Payroll deductions are accumulated during six month offering periods that start each year on February 1st and August 1st. The purchase price for each share of stock is 85% of the fair market value of the shares on the last trading day of the offering period. At December 31, 2008, the Company had 49 million shares reserved for future issuance under the ESPP.

14. Employee Incentive and Retirement Plans

Long-term Incentive Plans

Eligible officers received LTIP units under CSC's long-term incentive program. These awards are restricted from transfer or sale and generally vest annually over a three- to four-year performance period. The cash payout of the LTIP units, which may range from $0 to $4 per unit, are made following the end of the performance period based upon CSC achieving certain cumulative EPS levels. The last performance period on existing grants under this incentive program ended December 31, 2008.

LTIP unit information for 2008 is as follows:

LTIP units outstanding at year end	28
LTIP liability at year end	$ 77

Retirement Plans

Eligible employees of Schwab who have met certain service requirements may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan.

15. Taxes on Income

The Company's tax liability excludes the excess tax benefits from the exercise of stock options and the vesting of restricted stock awards. The excess tax benefits, which otherwise would, for accounting purposes, provide a reduction of income taxes payable, is remitted to CSC through the payables to affiliates pursuant to the provisions of the Company's tax sharing arrangement. Such tax amounts totaled a net reduction in taxes payable of $46 million in 2008.

(Tabular amounts in millions, except option price amounts)

Net deferred tax assets of $104 million at December 31, 2008 were comprised of deferred tax assets of $184 million, offset by deferred tax liabilities of $80 million. Deferred tax assets are primarily attributable to employee compensation, severance and benefits of $78 million and facilities lease commitments of $65 million. Deferred tax liabilities are attributable to capitalized internal-use software development costs of $51 million and depreciation and amortization of $29 million. The Company determined that no valuation allowance against deferred tax assets at December 31, 2008 was necessary.

The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and the requirements under FIN No. 48 to consider potential tax settlement outcomes. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$ 5
Additions based on tax provisions related to the current year	-
Additions for tax positions of prior years	7
Settlements	(1)
Balance at December 31, 2008	$ 11

At December 31, 2008, the Company had a liability for estimated interest on the unrecognized tax benefits of $3 million.

16. Regulatory Requirements

Schwab is subject to the Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule). Schwab computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement, which is based on the type of business conducted by Schwab. At December 31, 2008, 2% of aggregate debit balances was $156 million, which exceeded the minimum dollar requirement for Schwab of $250,000. At December 31, 2008, Schwab's net capital was $1.2 billion (16% of aggregate debit balances), which was $1.1 billion in excess of its minimum required net capital and $840 million in excess of 5% of aggregate debit balances. Under the alternative method, Schwab may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

Schwab is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires Schwab to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. In accordance with Rule 15c3-3, Schwab had portions of its cash and investments segregated for the exclusive benefit of clients at December 31, 2008. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2008, was $14.5 billion. On January 5, 2009, the Company deposited a net amount of $216 million into its segregated reserve bank accounts.

Certain broker-dealers have chosen to maintain brokerage client accounts at Schwab. To allow these broker-dealers to classify their assets held by Schwab as allowable assets in their computation of net capital, Schwab has agreed to compute a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB reserve requirement). Schwab had a portion of its cash and investments segregated to meet its PAIB reserve requirement at December 31, 2008.

17. Restructuring Reserve

The facilities restructuring reserve related to past restructuring initiatives at December 31, 2008 was $51 million. The actual costs of these restructuring initiatives could differ from the estimated costs, depending primarily on Schwab's sublease activities at the properties.

All restructuring reserve liabilities are included in accrued expenses and other liabilities on the consolidated statement of financial condition.

18. Geographic Concentration

At December 31, 2008, approximately 24% of Schwab's total client accounts were located in California.

****

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 24, 2009

Charles Schwab & Co., Inc.

In planning and performing our audit of the consolidated financial statements of Charles Schwab & Co., Inc. and subsidiaries (the "Company") as of and for the year ended December 31, 2008, (on which we issued our report dated February 24, 2009 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP